Exhibit 99.1

MakeMyTrip Limited Announces Details of its Annual Shareholders Meeting

Gurugram and New York, August 9, 2021: MakeMyTrip Limited (NASDAQ: MMYT) (the “Company”), India’s leading online travel company, announced today that the annual meeting of its shareholders will be held on Wednesday, September 8, 2021, beginning at 5:00 pm, Indian Standard Time, at 19th Floor, Building No. 5, DLF Cyber City, Gurugram, 122002, India. The Company’s notice of annual meeting and form of proxy were issued on August 9, 2021.

The Company’s Annual Report, notice of the annual meeting, form of proxy and annual consolidated and separate financial statements audited by KPMG Mauritius for the financial year ended March 31, 2021 are available on the Company’s investor relations website at http://investors.makemytrip.com. Shareholders may also obtain a copy of these documents, free of charge, by sending a request by email to jonathan.huang@go-mmt.com.

About MakeMyTrip Limited:

We own and operate well recognized online travel brands, including MakeMyTrip, goibibo and redbus.  Through our primary websites, www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas.  Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing.  We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, a comprehensive set of domestic accommodation properties in India and a wide selection of properties outside of India, Indian Railways and all major Indian bus operators.

For more details, please contact:

Jonathan Huang

MakeMyTrip Limited

Vice President - Investor Relations

+1 (917) 769-2027

jonathan.huang@go-mmt.com.com